UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51582

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SVB Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3003 Tasman Drive
(No. and Street)

Santa Clara (City) CA (State) 95054 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Claire Grosjean (408) 654-5041
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

55 Second Street, Suite 1400 (Address) San Francisco, (City) CA [redacted] 94105 (Zip Code)

12014758

KW 3/31

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CALIFORNIA JURAT WITH AFFIANT STATEMENT

State of California }
} ss.
County of Santa Clara }

☒ See Attached Document (Notary to cross out lines 1-8 below)
☐ See Statement Below (Lines 1-7 to be completed only by document signer[s], *not* Notary

1 ______
2 ______
3 ______
4 ______
5 ______
6 ______
7 ______
8 ______

Signature of Document Signer No. 1 | Signature of Document Signer No. 2

Subscribed and sworn to (or affirmed) before me this 23rd day of February, 2012, ______, by

(1) Claire Grosjean

(2) ______

proved to me on the basis of satisfactory evidence to be the person(s) who appear before me.

YLLARI V. LEVANO
Commission # 1868516
Notary Public - California
Santa Clara County
My Comm. Expires Oct 17, 2013

Place Notary Seal above

Yllari V. Levano
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Annual Audited Report

Document Date: 12/31/2011 Number of Pages: 2

Signer[s] Other than above: ______

RIGHT THUMBPRINT OF SIGNER #1
Top of thumb here

RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here

OATH OR AFFIRMATION

I, Claire Grosjean, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SVB Securities, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Corporate Controller
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SVB SECURITIES
(A Wholly Owned Subsidiary of Silicon Valley Bank)

(SEC Identification No. 51582)

Financial Statements and Supplementary Information

December 31, 2011

(With Independent Auditors' Report Thereon and
Supplemental Report on Internal Control)

Filed in accordance with Rule 17a 5(e)(3) as a public document

KPMG

KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm

The Board of Directors
SVB Securities:

We have audited the accompanying statement of financial condition of SVB Securities (the Company) (a Wholly Owned Subsidiary of Silicon Valley Bank) as of December 31, 2011, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

KPMG LLP

San Francisco, California
February 27, 2012

SVB SECURITIES
(A Wholly Owned Subsidiary of Silicon Valley Bank)

Statement of Financial Condition

December 31, 2011

Assets

Cash due from banks	$	3,440,384
Securities purchased under agreements to resell		5,120,000
Cash and cash equivalents		8,560,384
Accounts receivable		371,537
Premises and equipment, net of accumulated depreciation and amortization of $1,059,942		68,195
Deferred tax assets, net		87,156
Other assets		161,699
Total assets	$	9,248,971

Liabilities and Stockholder's Equity

Liabilities:		
Accrued compensation and benefits	$	488,162
Payable to affiliates, net		101,214
Accounts payable and other liabilities		198,180
Total liabilities		787,556
Stockholder's equity:		
Common stock, no par values. 100,000 shares authorized; 100 shares issued and outstanding		—
Additional paid-in capital		2,348,671
Retained earnings		6,112,744
Total stockholder's equity		8,461,415
Total liabilities and stockholder's equity	$	9,248,971

See accompanying notes to financial statements.

SVB SECURITIES
(A Wholly Owned Subsidiary of Silicon Valley Bank)

Statement of Income

Year ended December 31, 2011

Revenues:		
Client investment fees	$	5,668,400
Interest income		6,210
Total revenues		5,674,610
Expenses:		
Compensation and benefits		2,540,742
Licenses and fees		740,380
Premises and equipment		477,502
Data processing		424,541
Professional services		312,199
Other expenses		100,879
Business development and travel		87,562
SEC and regulatory filing fees		85,981
Total expenses		4,769,786
Income before income tax expense		904,824
Income tax expense		384,807
Net income	$	520,017

See accompanying notes to financial statements.

SVB SECURITIES
(A Wholly Owned Subsidiary of Silicon Valley Bank)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2011

	Common stock		Additional paid-in capital	Retained earnings	Total
	Shares	Amount			
Balance as of December 31, 2010	100	$ —	2,281,414	5,592,727	7,874,141
Capital contribution related to share-based and other noncash compensation, net of income tax benefit	—	—	67,257	—	67,257
Net income	—	—	—	520,017	520,017
Balance as of December 31, 2011	100	$ —	2,348,671	6,112,744	8,461,415

See accompanying notes to financial statements.

SVB SECURITIES
(A Wholly Owned Subsidiary of Silicon Valley Bank)

Statement of Cash Flows

Year ended December 31, 2011

Cash flows from operating activities:		
Net income	$	520,017
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization of premises and equipment		210,961
Tax benefit of share-based compensation and other		56,347
Share-based and other noncash compensation benefit		10,910
Changes in operating assets and liabilities:		
Decrease in accounts receivable		269,611
Increase in deferred tax assets, net		(62,537)
Decrease in other assets		15,709
Increase in accrued compensation and benefits		274,002
Decrease in payable to affiliates		(80,000)
Increase in accounts payable and other liabilities		46,773
Net cash provided by operating activities		1,261,793
Net increase in cash and cash equivalents		1,261,793
Cash and cash equivalents, beginning of year		7,298,591
Cash and cash equivalents, end of year	$	8,560,384

See accompanying notes to financial statements.

(1) Organization and Summary of Significant Accounting Policies

SVB Securities (the Company) is a wholly owned subsidiary of Silicon Valley Bank (the Bank), which is a wholly owned subsidiary of SVB Financial Group (the Parent). The Company is incorporated in the state of California. The Company's business includes distribution of investment products and services, which involves introducing mutual funds and fixed income securities on an agency or riskless principal basis. The Company is a fully disclosed introducing broker and does not hold customer accounts.

The Company is registered as a U.S. broker-dealer in securities under the Securities Exchange Act of 1934 (the Act) and is subject to the regulations pertaining to the Act. The Company, a member of the Financial Industry Regulatory Authority, is licensed in 49 states and the District of Columbia.

For the year ended December 31, 2011, the Company earned 36% of its revenues from clients in the Western United States, principally California, and 23% of its revenue from clients located in the Eastern United States. The remaining 41% of its revenue is from clients located in all other regions in the United States.

(a) Use of Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Estimates may change as new information is obtained. A significant item that is subject to such estimate includes the net deferred taxes.

(b) Basis of Accounting

The Company prepares its financial statements in conformity with GAAP.

(c) Revenue Recognition

Client investment fees include fees earned from Rule 12(b)-1 fees, revenue sharing and from customer transactional based fees. Rule 12(b)-1 fees and revenue sharing are recognized as earned based on client funds that are invested in the period. Transactional based fees are earned and recognized on fixed income and equity securities when the transaction is executed on the client's behalf.

The Company also recognizes interest income on its interest-earning cash equivalents as it is earned.

(d) Cash and Cash Equivalents

Cash and cash equivalents consist of cash balances due from banks and securities purchased under agreements to resell. The Company considers cash equivalents to be investments that are readily convertible to known amounts of cash, so near to their maturity that they present an insignificant risk of change in fair value due to changes in market interest rates, and purchased in conjunction with the Company's cash management activities.

Securities purchased under agreements to resell are collateralized investment transactions that are recorded at their contractual amounts plus accrued interest. The Company has secured interest in the collateral with a market value equal to or in excess of the principal amount loaned and accrued interest under resale agreements. The Company has not taken possession of securities purchased under agreements to resell as counterparties involved in such transactions are limited to related parties. Notwithstanding, the Company requires all securities backing such transactions to be segregated in separate custody accounts in the name of the Company. Further, the Company defines acceptable types of securities used to collateralize such transactions and stipulates minimum market value discounts to ensure the value of such transactions are always sufficient to protect, or otherwise secure investments outstanding.

(e) Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount and do not earn interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company reviews the allowance for doubtful accounts quarterly. Each receivable over 90 days is individually reviewed for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company has not charged off any receivables in 2011 and there is no balance in the allowance for doubtful accounts as of December 31, 2011. The Company had a receivable of $11,322 from its clearing broker, Penson Financial Services, Inc. as of December 31, 2011.

(f) Premises and Equipment

Premises and equipment are reported at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets or the terms of the related leases, whichever is shorter. The maximum estimated useful lives by asset classification are as follows:

Leasehold improvements	Lesser of lease term or asset life
Furniture and equipment	3 years
Computer software	3 – 7 years
Computer hardware	3 – 5 years

The Company capitalizes the costs of computer software developed or obtained for internal use, including costs related to developed software, purchased software licenses and certain implementation costs. For property and equipment that is retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is included in other expenses in the statement of income.

(g) Fair Value of Financial Instruments

The carrying value of the Company's financial instruments approximates fair value due to the short-term nature of the instruments.

(Continued)

(h) ***Income Taxes***

The Company's results are included in the consolidated federal income tax return and the combined California franchise tax return of the Parent and subsidiaries. The Company records income taxes as if the Company were to file a separate stand-alone tax return for federal and state income tax purposes. However, the Company is subject to a tax-sharing agreement that requires the Company to pay the greater of the standalone federal and state tax liability or its proportionate share of its consolidated federal and combined state tax liability. Any difference resulting from the calculation of the standalone liability versus the proportionate share of the consolidated or combined liability will be settled as a contribution from or distribution to the Parent. The tax-sharing agreement provides for settlement of the tax liability accounts through the use of intercompany accounts. Amounts for the current year are based upon estimates and assumptions as of December 31, 2011 and could vary from amounts shown on the tax returns, when filed.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Federal and state income tax provisions are based upon taxes payable for the current year as well as current year changes in deferred taxes related to temporary differences between the tax basis and financial statement balances of assets and liabilities. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

(i) ***Share-Based Compensation***

The Company's employees participate in share-based employee compensation plans sponsored by the Parent, which are described more fully in note 7, Share-Based Compensation.

For all stock-based awards granted, stock-based compensation expense is amortized on a straight-line basis over the requisite service period, including consideration of vesting conditions and anticipated forfeitures. The fair value of stock options are measured using the Black-Scholes option-pricing model while the fair value for restricted stock awards and restricted stock units are based on the quoted price of the Parent's common stock on the date of grant.

(j) ***Recent Accounting Pronouncements***

In May 2011, the Financial Accounting Standards Board ("FASB") issued a new accounting standard (ASU No. 2011-04), which requires new disclosures and clarifies existing guidance surrounding fair value measurement. This standard was issued concurrent with the International Accounting Standards Board's ("IASB") issuance of a fair value measurement standard with the objective of a converged definition of fair value measurement and disclosure guidance. The new guidance clarifies that the principal market for a financial instrument should be determined based on the market with the greatest volume and level of activity. This new guidance is effective on a prospective basis for interim and annual reporting periods beginning after December 15, 2011. This

(Continued)

standard clarifies how fair value is measured and increases the disclosure requirements for fair value measurements; however, the Company does not expect it to have a material impact on its financial position, results of operations or stockholder's equity.

(2) Securities Purchased under Agreements to Resell

As of December 31, 2011, cash equivalents included $5,120,000 of securities purchased under agreements to resell. Securities purchased under agreements to resell averaged $3,706,301 in 2011. The maximum amount outstanding at any month-end during 2011 was $5,120,000. Securities purchased under agreements to resell are secured by U.S. Agency debt and the aggregate collateral fair value at December 31, 2011 was $6,228,904.

(3) Premises and Equipment

Premises and equipment consist of the following as of December 31, 2011:

Computer software	$	977,210
Computer hardware		128,403
Leasehold improvements		20,285
Furniture and equipment		2,239
		1,128,137
Accumulated depreciation and amortization		(1,059,942)
Premises and equipment, net of accumulated depreciation and amortization	$	68,195

Depreciation and amortization expense was $210,961 for the year ended December 31, 2011.

(4) Income Taxes

There were no unrecognized tax benefits at December 31, 2011. The Company recognizes interest and penalties related to unrecognized tax benefits as a component of operating expenses. There were no interest and penalties related to unrecognized tax benefits at December 31, 2011.

Total income tax expense for the year ended December 31, 2011 consists of:

Current:		
Federal	$	349,499
State		115,154
		464,653
Deferred:		
Federal		(44,402)
State		(35,444)
		(79,846)
Total income tax expense	$	384,807

Income tax expense differed from amounts computed by applying the U.S. federal income tax rate of 35% to income before income taxes, as follows:

Computed expected federal income tax expense	$	316,689
Increase resulting from:		
State tax, net of federal income tax expense		51,811
Penalties		11,553
Other		4,754
Total income tax expense	$	384,807

The deferred tax assets, net, as of December 31, 2011 consist of the following:

Deferred tax assets:		
Accrued compensation	$	28,270
Share-based compensation		29,246
State income taxes		31,655
Deferred tax assets		89,171
Less valuation allowance		—
Deferred tax asset, net of valuation allowance		89,171
Deferred tax liabilities:		
Premises and equipment depreciation		(2,015)
Deferred tax liabilities		(2,015)
Net deferred tax assets	$	87,156

(Continued)

The Company believes a valuation allowance is not needed to reduce the deferred tax assets as it is more likely than not that the deferred tax assets will be realized through recovery of taxes previously paid and/or future taxable income of the Company's affiliated group. Accordingly, no valuation allowance has been established as of December 31, 2011.

(5) Related-Party Transactions

The Company is a party to an expense sharing agreement with affiliates in the Parent's consolidated group. The agreement requires that certain direct and indirect expenses be allocated to and from the Company and net settled on a monthly basis. Direct expenses consist of salary costs based on a percentage of Bank employee time dedicated to Company activities and rent expenses based on number of employees. Indirect expenses include an overhead burden based on an overhead rate and the direct expense allocation of salary costs.

The Company reimbursed the Bank and its affiliates $2,701,949 for expenses paid by the Bank on the Company's behalf for the year ended December 31, 2011. These expenses were included in the statement of income and were a combination of direct costs and indirect costs. Direct costs consisted of salary costs of $807,660 included in compensation and benefits and rent expense of $82,953 included in the premises and equipment line item. Indirect costs included other compensation and benefits of $756,939, premises and equipment of $361,469, and other expenses of $495,548. Indirect costs also include group insurance and workman compensation expenses of $108,010 and corporate credit card charges and other miscellaneous expenses of $89,370 that were paid by the Bank on the Company's behalf. At December 31, 2011, the Company had a payable of $35,280 to Bank and its affiliates related to these expenses.

The Bank and its affiliate reimbursed the Company $1,133,638 for expenses paid by the Company on the Bank's behalf for the year ended December 31, 2011. These were a combination of direct costs and indirect costs. Direct costs represent salary costs of $305,921. Indirect costs included other compensation and benefits of $286,709, premises and equipment of $227,555, and other expenses of $313,453. The reimbursement amounts were recorded as offsets to the line items and were recorded in the statement of income. At December 31, 2011, the Company had a receivable of $54,260 from Bank and its affiliates related to these reimbursements.

At December 31, 2011, the Company also had payables to the Parent of $120,194 related to taxes payable (see note 1(h)) and other expenses and reimbursements.

The Company maintains noninterest-earning cash accounts with the Bank, which totaled $3,440,384 as of December 31, 2011.

The Company also maintains securities purchased under agreements to resell with the Bank, which totaled $5,120,000 as of December 31, 2011.

(6) Employee Compensation and Benefit Plans

Employees of the Company are eligible to participate in the following plans sponsored by the Parent:

- Incentive Compensation Plan

- SVB Financial Group 401(k) and Employee Stock Ownership Plan
- Employee Home Ownership Plan

(a) *Incentive Compensation Plan*

Incentive Compensation Plan (ICP) is an annual bonus program paid during the first quarter of the year based on the prior year's Parent consolidated financial results. The ICP is funded based on the Parent's performance in relation to predetermined financial goals and initiatives. Awards are distributed based on management's assessment of individual employee performance. The Company recognized an ICP expense of $315,110 in the statement of income as part of compensation and benefits expense for the year ended December 31, 2011, and the related accrual is expected to be paid to the employees in the first quarter of 2012.

(b) *SVB Financial Group 401(k) and Employee Stock Ownership Plan*

The SVB Financial Group 401(k) and Employee Stock Ownership Plan (ESOP) (collectively referred to as the Plan) is a combined 401(k) tax-deferred savings plan and ESOP in which all regular employees of the Parent and its affiliates are eligible to participate. Employees participating in the U.S. 401(k) component of the Plan may elect to have a portion of their salary deferred and contributed to the Plan up to 75% of their pre-tax pay as defined in the Plan, up to the maximum amount allowable under federal income tax regulations. The Company matches up to 5% of an employee's pre-tax pay in any plan year, with the Company's matching contribution vesting immediately. The Company's expense related to the 401(k) was $38,561 for the year ended December 31, 2011.

Discretionary ESOP contributions, based on the Parent's consolidated net income, are made by the Parent to all eligible individuals employed by the Parent or its subsidiaries on the last day of the fiscal year. The Parent may elect to contribute cash, or the Parent's common stock, in an amount not exceeding 10% of the employee's eligible compensation earned in the fiscal year. The ESOP contributions vest in equal annual increments over five years during a participant's first five years of service (thereafter all subsequent ESOP contributions are fully vested). The Company's expense related to ESOP was $39,608 for the year ended December 31, 2011.

(c) *Employee Home Ownership Plan*

The Employee Home Ownership Plan (EHOP) is a benefit plan that provides for the issuance of mortgage loans at favorable interest rates to eligible employees. Eligible employees may apply for a fixed-rate mortgage for their primary residence, which is due and payable in either five or seven years and is based on amortization over a 30-year period. Applicants must qualify for a loan through the normal mortgage review and approval process, which is typical of industry standards. The maximum loan amount cannot be greater than 80% of the lesser of the purchase price or the appraised value. The interest rate on the loan is written at the market rate for five year (5/1) or seven year (7/1) mortgage loans as determined by the Bank. However, provided that the applicant continues to meet all of the eligibility requirements, including employment, the actual rate charged to the borrower shall be up to 2.0% below the market rate. The loan rate shall not be less than the greater of either the five-year Treasury Note plus 25 basis points (for the five-year loan) or the

average of the five- and ten-year Treasury Note plus 25 basis points (for the seven-year loan) or the monthly Applicable Federal Rate for medium-term loans as published by the Internal Revenue Service. The loan rate will be fixed at the time of approval and locked in for 30 days.

EHOP expense is recognized when the interest charged to an employee under the EHOP is less than the market rate of interest that would be charged for a comparable loan. At December 31, 2011, total EHOP loans of $462,034 were outstanding from the Parent to employees or former employees of the Company.

(7) Share-Based Compensation

Share-based compensation expense was recorded net of estimated forfeitures for the year ended December 31, 2011, such that expense was recorded only for those share-based awards that are expected to vest.

For the year ended December 31, 2011, the Company recorded share-based compensation expense of $11,392 resulting in the recognition of $1,467 in related tax benefit.

(a) Equity Incentive Plans

On May 11, 2006, stockholders of the Parent approved the 2006 Equity Incentive Plan (the 2006 Incentive Plan). The previous 1997 Equity Incentive Plan expired in December 2006. The 2006 Incentive Plan provides for the grant of the various types of incentive awards, of which the following have been granted: (i) stock options; (ii) restricted stock awards; (iii) restricted stock units; and (iv) other cash or stock settled equity awards.

Subject to the provisions of Section 14 of the 2006 Incentive Plan, the maximum aggregate number of shares that may be awarded and sold by the Parent is 3,000,000 shares plus: (i) shares that have been reserved but not issued under the Parent's 1997 Equity Incentive Plan as of May 11, 2006; and (ii) shares subject to stock options or similar awards granted under the 1997 Equity Incentive Plan that expire or otherwise terminate without having been exercised in full and shares issued pursuant to awards granted under the 1997 Equity Incentive Plan that are forfeited or repurchased by the Parent. No further awards will be made under the 1997 Equity Incentive Plan, but it will continue to govern awards previously granted thereunder. In April 2011, the stockholders of the Parent approved an increase of 425,000 shares to the plan reserve.

Restricted stock awards and restricted stock units will be counted against the numerical limits of the 2006 Incentive Plan as two shares for every one share awarded. Further, if shares acquired under any such award are forfeited or repurchased by the Parent and would otherwise return to the 2006 Incentive Plan, two times the number of such forfeited or repurchased shares will return to the 2006 Incentive Plan and will again become available for issuance.

Eligible participants in the 2006 Incentive Plan include directors, employees, and consultants. Options granted under the 2006 Incentive Plan generally expire seven years after the grant date. Options generally become exercisable over various periods, typically four years, from the grant date based on continued employment, and typically vest annually. Restricted stock awards and units

generally vest over the passage of time and require continued employment or other service through the vesting period. Performance-based restricted stock units generally vest upon meeting certain performance-based objectives or the passage of time, or a combination of both, and require continued employment or other service through the vesting period. The vesting period for restricted stock units cannot be less than three years unless they are subject to certain performance-based objectives, in which case the vesting period can be 12 months or longer.

(b) Employee Stock Purchase Plan (ESPP)

The Parent maintains an ESPP under which participating employees may annually contribute up to 10% of their gross compensation (not to exceed $25,000) to purchase shares of the Parent's common stock at 85% of its fair market value at either the beginning or end of each six-month offering period, whichever price is less. To be eligible to participate in the ESPP, an employee must, among other requirements, be employed by the Company on both the date of offering and date of purchase, and be employed customarily for at least 20 hours per week and for at least five months per calendar year. There were 14,885 shares of the Parent's common stock issued to Company employees under the ESPP for the year ended December 31, 2011. At December 31, 2011, a total of 1,075,421 shares of the Parent's common stock were still available for future issuance under the ESPP. The next purchase will be on June 30, 2012 at the end of the current six-month offering period.

(c) Unrecognized Compensation Expense

As of December 31, 2011, unrecognized share-based compensation expense for the Company was as follows:

		Unrecognized expense	Average expected recognition period – in years
Stock options	$	12,984	3.23
Restricted stock units		10,831	3.18
Total unrecognized share-based compensation expense	$	23,815	

(d) ***Share-Based Payment Award Activity***

The table below provides stock option information related to the 2006 Incentive Plan for the year ended December 31, 2011:

	Shares		Weighted average exercise price	Weighted average remaining contractual life in years		Aggregate intrinsic value of in-the-money options
Outstanding at December 31, 2010	6,289	$	34.40	0.01		117,370
Granted	750		57.74			
Transfer of employee from affiliate	237		43.78			
Exercised	(6,126)		33.64			
Forfeited	(250)		53.29			
Expired	—		—			
Outstanding at December 31, 2010	900		56.21	5.71	$	—
Vested and expected to vest at December 31, 2011	797		56.02	5.64		—
Vested and exercisable at December 31, 2011	125		48.52	2.90		—

The aggregate intrinsic value of outstanding options shown in the table above represents the pre-tax intrinsic value as of December 31, 2011. This value is based on the Parent's closing stock price of $47.69 as of December 31, 2011. The total intrinsic value of stock options exercised during the year ended December 31, 2011 was $125,623. The total fair value of stock option vested during the year ended December 31, 2011 was $492. Cash received by the Parent from stock option exercises for the year ended December 31, 2011 was $206,091.

The following table summarizes information regarding stock options outstanding as of December 31, 2011:

	Outstanding options			Exercisable options	
Ranges of exercise prices	Shares	Weighted average remaining contractual life in years	Weighted average exercise price	Shares	Weighted average exercise price
$ 48.15 – 48.15	50		$ 48.15	50	$ 48.15
48.76 – 48.76	100		48.76	75	48.76
57.74 – 57.74	750		57.74	—	—
48.45 – 57.74	900	5.71	56.21	125	48.52

The Parent expects to satisfy the exercise of stock options by issuing new shares registered under the 2006 Incentive Plan, as applicable. All future awards of stock options and restricted stock will be issued from the 2006 Incentive Plan. At December 31, 2011, 1,386,360 shares were available for future issuance under the 2006 Incentive Plan.

The table below provides information for restricted stock awards and restricted stock units under the 2006 Incentive Plan for the year ended December 31, 2011:

	Shares	Weighted average grant date fair value
Nonvested at December 31, 2010	—	$ —
Granted	250	57.74
Transfer of employee from affiliate	40	48.71
Vested	(22)	48.68
Forfeited	—	—
Nonvested at December 31, 2011	268	57.14

The total fair value of restricted stock awards and units that vested during the year ended December 31, 2011 was $1,071. The tax benefit realized from the restricted stock awards and units vested for the year ended December 31, 2011 was $56,347.

(Continued)

(8) Commitments and Contingencies

(a) Legal Matters

The Company may be subject to various pending and threatened legal actions, which arise in the normal course of business. The Company's management is not aware of any such pending or threatened litigation as of December 31, 2011.

(b) Regulatory Requirements

The Company is subject to the U.S. Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2011, the Company had net capital for regulatory purposes, as defined by SEC Uniform Net Capital Rule 15c3-1 of $4,704,017 which was $4,651,513 in excess of its required net capital of $52,504. The Company's ratio of aggregate indebtedness to net capital was 0.17 to 1 as of December 31, 2011.

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii) of the Act relating to the determination of reserve requirements because it does not maintain customer accounts or take possession of customer securities.

The Company did not receive any capital contributions in cash from the Bank or the Parent in 2011.

(9) Subsequent Events

The Company has evaluated all material subsequent events and determined there are no events that require disclosure.

Schedule 1

SVB SECURITIES
(A Wholly Owned Subsidiary of Silicon Valley Bank)

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

Year ended December 31, 2011

Net capital:		
Total stockholder's equity	$	8,461,415
Less nonallowable assets:		
Premises and equipment, net		68,195
Other assets		3,617,553
Less haircuts on securities		71,650
Net capital		4,704,017
Aggregate indebtedness		787,556
Computation of basic net capital requirement:		
Net capital required – greater of $5,000 or 6.6667% of aggregate indebtedness		52,504
Net capital in excess of requirements	$	4,651,513
Ratio of aggregate indebtedness to net capital		17%

There were differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17a-5 Part II filing as of December 31, 2011. Therefore, reconciliation of the two computations is as follows:

		As reported in SVB Securities Part II Form X-17a-5	Difference			As reported herein
Total stockholder's equity	$	8,368,654	92,761	(1)	$	8,461,415
Nonallowable assets		3,750,559	(64,811)	(1)		3,685,748
Haircuts on securities		71,650	—			71,650
Net capital		4,546,445	157,572			4,704,017
Aggregate indebtedness		999,387	(211,831)	(1)		787,556
Net capital required		66,626				52,504
Net capital in excess of requirements	$	4,479,819			$	4,651,513
Ratio of aggregate indebtedness to net capital		22%				17%

Noted:

(1) The primary reason for the difference in total stockholder's equity, nonallowable assets, and aggregate indebtedness relates to the change in the deferred tax assets associated with share based compensation adjustments, the adjustments booked for the change between current and deferred taxes and other miscellaneous adjustments.

See accompanying independent auditors' report.

KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Rule 17a-5

The Board of Directors
SVB Securities:

In planning and performing our audit of the financial statements of SVB Securities (the Company) (a Wholly Owned Subsidiary of Silicon Valley Bank) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

San Francisco, California
February 27, 2012

KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

The Board of Directors
SVB Securities:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by SVB Securities (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement entries per the Company's general ledger and proof of payment noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences;

3. Noted no adjustments reported in Form SIPC-7;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including the FOCUS reports, and general ledger system reports supporting the adjustments noting no differences; and

5. Noted no overpayment applied to the current assessment in Form SIPC-7.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

KPMG

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

San Francisco, California
February 27, 2012